

August 6, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Mr. Stephen J. Rolfs
Chief Financial Officer
Sensient Technologies Corp.
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304

> **Re: Sensient Technologies Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Response Letter Dated July 8, 2015**
> **File No. 1-7626**

Dear Mr. Rolfs:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Exhibit 13.1</u>

<u>Annual Report to Shareholders</u>

<u>Management's Discussion and Analysis of Operations & Financial Condition</u>

<u>Restructuring Activities, page 16</u>

1. We note your response to our prior comment number four. Please further enhance your proposed disclosures to provide more detailed information regarding your redundant manufacturing capabilities. Please include a discussion of the Group(s) where such

redundancies existed, along with the number of facilities impacted and the specific locations of redundant operations within North America and Europe.

Results of Continuing Operations

Segment Information, page 17

2.   We note your response to our prior comment number five. As previously requested, please revise the caption of your segment profitability measure to avoid investor confusion.

Financial Statements

Note 6 – Retirement Plans, page 34

3.   We note your response to our prior comment number eight. We note from your filing, benefit payments increased from $5.2 million in 2013 to $23.7 million in 2014. We further note benefit payments in 2015 are expected to decrease to $9.6 million. Please explain to us and disclose the reason(s) for the increase in benefit payments in 2014.

You may contact Kevin Stertzel at (202) 551-3723, or, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction